SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11 – K

Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required)

For the fiscal year ended December 31, 2017

Commission files numbers 98-0101920 and 23-1099050

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

SEC
Mail Processing
Section
JUN 22 2018
Washington DC
408

GSK Puerto Rico 401(k) Plan
c/o GlaxoSmithKline LLC
5 Crescent Drive
Philadelphia, PA 19112

B. Name of issuer of the securities held pursuant to the plan and address of its principal executive office:

GlaxoSmithKline plc
980 Great West Road
Brentford
Middlesex
TW8 9GS

GlaxoSmithKline LLC
5 Crescent Drive (NY0300)
Philadelphia, PA19112

GSK Puerto Rico 401(k) Plan
(Name of Plan)

Date: 6/21/2018

R. DeOliveira

Ricardo DeOliveira
Plan Administrator

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-87421) of GlaxoSmithKline plc of our report dated June 14, 2018 relating to the financial statements and supplemental schedule of GSK Puerto Rico 401(k) Plan, which appears in this Form 11-K.

PriceWaterhouse Coopers LLP

Philadelphia, Pennsylvania
June 14, 2018

GSK Puerto Rico 401(k) Plan

Financial Statements as of and for the Years Ended December 31, 2017 and 2016 and Supplemental Schedule as of December 31, 2017

*Other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 ("ERISA") have been omitted because, they are not applicable.



Report of Independent Registered Public Accounting Firm

To the Administrator and Plan Participants of GSK Puerto Rico 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of GSK Puerto Rico 401(k) Plan (the "Plan") as of December 31, 2017 and 2016 and the related statements of changes in net assets available for benefits for the years then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and

PricewaterhouseCoopers LLP, Two Commerce Square, Suite 1800, 2001 Market Street, Philadelphia, PA 19103-7045
T: (267) 330 3000, F: (267) 330 3300, www.pwc.com/us



Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

PRICEWATERHOUSECOOPERS LLP

June 14, 2018

We have served as the Plan's auditor since at least 2002. We have not determined the specific year we began serving as auditor of the Plan.

GSK Puerto Rico 401(k) Plan
Statements of Net Assets Available for Benefits
December 31, 2017 and 2016

	2017	2016
Assets		
Investments at fair value	$ 60,555,500	$ 57,726,099
Total investments	60,555,500	57,726,099
Receivables		
Employer contributions	20,147	36,475
Participant contributions	54,100	62,223
Dividends and interest	139,356	153,242
Receivables for securities sold	63,838	-
Participant loans receivable	116,012	314,185
Total receivables	393,453	566,125
Cash	358,884	11,080
Total assets	61,307,837	58,303,304
Liabilities		
Accrued management fees	3,019	1,181
Total liabilities	3,019	1,181
Net assets available for benefits	$ 61,304,818	$ 58,302,123

The accompanying notes are an integral part of these financial statements.

GSK Puerto Rico 401(k) Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2017 and 2016

	2017	2016
Additions to net assets attributed to		
Investment income		
Dividends and Interest	$ 666,867	$ 820,297
Net appreciation in fair value of investments	5,738,778	2,827,607
Total investment income	6,405,645	3,647,904
Contributions		
Participant	1,560,184	1,802,698
Employer	985,932	1,513,766
Total contributions	2,546,116	3,316,464
Total additions	8,951,761	6,964,368
Deductions from net assets attributed to		
Benefits paid to participants	5,942,702	3,158,135
Administrative expenses	6,364	7,598
Total deductions	5,949,066	3,165,733
Net increase prior to transfer	3,002,695	3,798,635
Transfers in from other Plans (see note 1)	-	7,525,637
Net assets available for benefits		
Beginning of year	58,302,123	46,977,851
End of year	$ 61,304,818	$ 58,302,123

The accompanying notes are an integral part of these financial statements.

1. **Description of the Plan**

The following description of the GSK Puerto Rico 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

General
The Plan is a defined contribution plan sponsored by GSK Puerto Rico, Inc. (the "Company"). The Plan was established to encourage and assist Company employees to save regularly for retirement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions
Each year, participants may contribute up to 50% of pre-tax annual compensation and up to 10% of after-tax annual compensation, as defined in the Plan Document. Participants who have attained age 50 before the end of the Plan's year are also eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other Puerto Rico qualified retirement plans, subject to the terms of the Plan. Participants may direct the investment of the contributions into various investment options offered by the Plan and may change those options at any time during the year.

The Company contributes matching contributions to participating employees with one year of service in an amount equal to 100% of the employee's pre-tax contribution not in excess of 4% of the employee's eligible compensation as defined by the Plan Document. If the Hacienda limit restricts before tax contributions, after-tax contributions will also be matched at 100% on the first 4% of contributions. In total, no more than 4% of eligible contributions will be matched. Additionally, after completion of one year of service, the Company provides for GSK core contributions of 2% of eligible employee compensation, regardless of whether the employee voluntarily contributes to the Plan. Participants decide how to invest the Company contributions into the various investment options offered by the Plan and may change those options at any time during the year.

Participant Accounts
Each participant's account is credited with the participant's contributions, Company matching contributions, GSK core contributions and investment earnings or losses as applicable and charged with fees as applicable. The earnings of investments are allocated daily to the individual accounts of participants. These allocations are based on each participant's relative interest in the fair value of the assets held in each fund, except for dividends and unrealized appreciation and depreciation on the GSK American Depositary Receipts (ADRs), which are allocated based upon the number of units held in the individual accounts of participants. The benefit, to which a participant is entitled, is the benefit that can be provided from the participant's vested account.

Nonparticipant-Directed Investments
If a participant does not designate an investment direction, the GSK core contributions are invested in the age-appropriate Vanguard Target Retirement Trust closest to the year that the participant turns age 65. The participant can change this investment direction and transfer any accumulated holdings to any other fund in the Plan at any time.

Vesting
Participants are immediately and fully vested in their participant contributions, GSK matching contributions and GSK core contributions, plus actual earnings thereon.

GSK Puerto Rico 401(k) Plan
Notes to Financial Statements
December 31, 2017 and 2016

Payment of Benefits

Participants may withdraw their after-tax contributions and Company matching contributions made prior to July 1, 2001, during employment. Company matching contributions made after July 1, 2001 may not be withdrawn until termination of employment as defined in the Plan Document.

Participants become entitled to payment of the total value of their accounts at the time of termination, retirement, disability, or death. If the participant account balance is less than $5,000, payment is in the form of a lump sum distribution of cash or if invested in the GSK Stock Fund those distributions may be made in GSK ADRs. If the account balance is greater than $5,000, participants have the option of selecting payments in the form of annual installments over a period not extending beyond 5 years or as a lump sum distribution, or they may postpone their distribution until as late as age 65.

The GSK Stock Fund invests in GSK ADRs listed on the New York Stock Exchange representing two Ordinary Shares of GlaxoSmithKline plc.

Participant Loans Receivable

The Plan does not allow participants to take out loans as defined in the Plan document. The current loan balance is a result of the transfer from Novartis Corporation Investment Savings Plan. These loans will be honored up to or before maturity and there will be no new loans issued. Principal and interest are paid ratably through semi-monthly payroll deductions.

Loans outstanding at December 31, 2017 have interest rates ranging from 4.25% to 9.25% with maturity dates from 2018 to 2022. Participant loans receivable are valued at unpaid principal plus accrued, but not paid interest, which approximates fair market value. During the year ended December 31, 2016 loans outstanding had interest rates ranging from 4.25% to 9.25% with maturity dates from 2016 to 2022.

Administrative Expenses

Investment management fees for all investment fund options within the Plan are borne by Plan participants. Investment management fees for certain funds are accrued within the Plan (as opposed to being already taken from the fund's investment return), and are recorded as administrative expenses in the Statements of Changes in Net Assets Available for Benefits. During the years ended December 31, 2017 and 2016, the Company paid administrative expenses of $200,771 and $207,861, respectively, on behalf of the Plan.

Transfers In

Employees of Novartis Consumer Health Inc. whose employment transitioned from Novartis to GlaxoSmithKline as part of the formation of the consumer healthcare joint venture with Novartis began to participate in the Plan on January 1, 2016. Subsequently, $7,525,637 in assets, including $549,785 in loans, related to accounts for these employees formerly held in the Novartis Corporation Investment Savings Plan were transferred into the Plan on January 7, 2016.

2. **Summary of Significant Accounting Policies**

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that

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affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates and differences could be material.

Cash

Cash represents the cash balance held in a deposit account at Banco Popular de Puerto Rico, the Trustee, which is used for payment of benefits. $346,985 was allocated to withdrawing participants and $11,899 related to interest earned on cash balances as of December 31, 2017.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value as defined by the FASB Accounting Standards Codification (ASC) 820. The State Street Institutional Treasury Money Market Fund's underlying investments include U.S Treasury bills, notes and bonds which are direct obligations of the U.S government. The Plan's Management determines the Plan's valuation policies utilizing information provided by the investment advisers and custodians.

The following is a description of the valuation methodologies used for the investments measured at fair value. There have been no changes in methodologies used at December 31, 2017 and 2016.

- Common stock: valued at the closing price reported on the active market on which the individual security is traded

- Mutual funds: valued at the quoted net asset value (NAV) of shares held by the Plan at year end

- Common collective trusts: valued at NAV of shares held by the Plan at year end as a practical expedient

The measurement methods as described above may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The Plan invests in investment contracts through a collective investment trust – Vanguard Retirement Savings Trust IV, which includes investments in fully benefit-responsive investment contracts.

Purchases and sales of investments are recorded on the trade-date basis. Interest income is recognized as earned. Dividend income is recorded on the ex-dividend date.

The Plan presents in the Statements of Changes in Net Assets Available for Benefits the net appreciation and depreciation in the fair value of its investments, which includes realized gains and losses and unrealized appreciation and depreciation.

Benefits Paid to Participants

Benefits paid to participants from participants' accounts are recorded when paid.

3. **Fair Value Measurements**

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. To increase consistency and comparability in fair value measurements and related disclosures, the Plan utilizes the fair valuation hierarchy required by FASB ASC 820-10 which prioritizes the inputs to valuation techniques and to measure fair value into the following three broad levels:

Level 1   Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access at the measurement date (i.e. mutual funds and common stock).

Level 2   Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active (i.e. common collective trusts).

Level 3   Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

	Assets at Fair Value as of December 31, 2017			
	Level 1	Level 2	Level 3	Total
Common stock	$ 8,426,005	$ -	$ -	$ 8,426,005
Mutual funds	3,961,663	-	-	3,961,663
	12,387,668	-	-	12,387,668
Investments measured at net asset value as a practical expedient [a]	-	-	-	48,167,832
	$ 12,387,668	$ -	$ -	$ 60,555,500

	Assets at Fair Value as of December 31, 2016			
	Level 1	Level 2	Level 3	Total
Common stock	$ 9,809,498	$ -	$ -	$ 9,809,498
Mutual funds	5,159,132	-	-	5,159,132
	14,968,630	-	-	14,968,630
Investments measured at net asset value as a practical expedient [a]	-	-	-	42,757,469
	$ 14,968,630	$ -	$ -	$ 57,726,099

(a) In accordance with ASU 2015-07, certain investments that were measured at net asset value per share (or its equivalent) as practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statements of Net Assets Available for Benefits.

For years ended December 31, 2017, and 2016, there were no transfers between Levels 1 and 2 and no transfers in or out of Level 3.

The following summarizes investments measured at fair value based on NAV per share as a practical expedient as of December 31, 2017 and 2016, respectively.

December 31, 2017	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
State Street S&P 500 Index Non-Lending Series Fund (Class A)	14,988,794	n/a	Daily	15 days' advance notice for plan-directed redemptions that are of a significant size, as determined by State Street. By 8:30am ET on the day after trade date for participant-directed redemptions.
State Street US Bond Index Non-Lending Series Fund (Class A)	2,378,654	n/a	Daily	15 days' advance notice for plan-directed redemptions that are of a significant size, as determined by State Street. By 8:30am ET on the day after trade date for participant-directed redemptions.
State Street International Index Non-Lending Series Fund (Class A)	3,632,620	n/a	Daily	15 days' advance notice for plan-directed redemptions that are of a significant size, as determined by State Street. By 8:30am ET on the day after trade date for participant-directed redemptions.
State Street US Total Market Index Non-Lending Series Fund (Class A)	1,781,390	n/a	Daily	15 days' advance notice for plan-directed redemptions that are of a significant size, as determined by State Street. By 8:30am ET on the day after trade date for participant-directed redemptions.
State Street US Extended Market Index Non-Lending Series Fund (Class C)	5,631,648	n/a	Daily	15 days' advance notice for plan-directed redemptions that are of a significant size, as determined by State Street. By 8:30am ET on the day after trade date for participant-directed redemptions.
Vanguard Target Retirement Trust I	13,537,195	n/a	Daily subject to frequent trading provisions	No defined period.
Vanguard Retirement Savings Trust IV	6,217,531	n/a	Daily subject to frequent trading provisions	12 months' advance notice for a full redemption of trust units at full book value or 30 business days' notice for other plan-directed redemptions (which may result in proceeds at less than the full book value). These provisions do not apply for participant-directed redemptions.
Total December 31, 2017	48,167,832			

December 31, 2016	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
State Street S&P 500 Index Non-Lending Series Fund (Class A)	13,224,669	n/a	Daily	15 days' advance notice for plan-directed redemptions that are of a significant size, as determined by State Street. By 8:30am ET on the day after trade date for participant-directed redemptions.
State Street US Bond Index Non-Lending Series Fund (Class A)	2,944,386	n/a	Daily	15 days' advance notice for plan-directed redemptions that are of a significant size, as determined by State Street. By 8:30am ET on the day after trade date for participant-directed redemptions.
State Street International Index Non-Lending Series Fund (Class A)	2,406,761	n/a	Daily	15 days' advance notice for plan-directed redemptions that are of a significant size, as determined by State Street. By 8:30am ET on the day after trade date for participant-directed redemptions.
State Street US Total Market Index Non-Lending Series Fund (Class A)	1,414,811	n/a	Daily	15 days' advance notice for plan-directed redemptions that are of a significant size, as determined by State Street. By 8:30am ET on the day after trade date for participant-directed redemptions.
State Street US Extended Market Index Non-Lending Series Fund (Class C)	4,847,893	n/a	Daily	15 days' advance notice for plan-directed redemptions that are of a significant size, as determined by State Street. By 8:30am ET on the day after trade date for participant-directed redemptions.
Vanguard Target Retirement Trust I	11,242,324	n/a	Daily subject to frequent trading provisions	No defined period.
Vanguard Retirement Savings Trust IV	6,676,625	n/a	Daily subject to frequent trading provisions	12 months' advance notice for a full redemption of trust units at full book value or 30 business days' notice for other plan-directed redemptions (which may result in proceeds at less than the full book value). These provisions do not apply for participant-
Total December 31, 2016	42,757,469			

4.   **Related Party and Party in Interest Transactions**

Certain Plan investments are common collective trust funds and mutual fund managed by State Street Global Advisors (SSgA), an investment management division of State Street Bank and Trust Company, which is the custodian of the Plan and therefore, the transactions qualify as party-in-interest transactions. The Trustee of the Plan is Banco Popular de Puerto Rico ("BPPR") ("the Trustee"). BPPR remits all contributions received from the Company to State Street Bank and Trust Company who invests these contributions as directed by participants. The Trustee makes distributions from the Plan in accordance with the Agency Agreement.

The Plan invests in the GlaxoSmithKline Stock Fund ("the GSK Stock Fund"). The GSK Stock Fund is comprised of the State Street Institutional Treasury Money Market Fund, managed by SSgA, and GSK ADRs, which represents two ordinary shares of GlaxoSmithKline plc. During the year ended December 31, 2017, the Plan purchased $7,558,464 and sold $8,162,998 of the GSK Stock Fund, which included purchases of $2,393,743 and sales of $3,022,940 of GSK ADRs, respectively, and received dividends of $514,876.

During the year ended December 31, 2016, the Plan purchased $12,156,151 and sold $11,752,354 of the GSK Stock Fund, which included purchases of $4,569,545 and sales of $4,046,784 of GSK ADRs, respectively, and received dividends of $660,284.

5.   **Plan Termination**

Although it has not expressed any intent to do so, the Company has the right under the Plan Document to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

6.   **Tax Status**

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated March 31, 2017, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believe that the Plan is qualified, and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require the Plan's management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2014. Plan management has analyzed the tax positions by the Plan, and has concluded that as of December 31, 2017, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.

7.   **Reconciliation to Form 5500**

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2017 and 2016 to Form 5500:

	2017	2016
Net assets available for benefits per the financial statements	$ 61,304,818	$ 58,302,123
Amounts allocated to withdrawing participants	(346,985)	(11,080)
Net assets available for benefits per Form 5500, Schedule H	$ 60,957,833	$ 58,291,043

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2017 and 2016, to Form 5500:

	2017	2016
Benefits paid to participants per the financial statements	$ 5,942,702	$ 3,158,135
Amounts allocated to withdrawing participants at December 31, 2017	346,985	-
Amounts allocated to withdrawing participants at December 31, 2016	(11,080)	11,080
Amounts allocated to withdrawing participants at December 31, 2015	-	(10,934)
Benefits paid to participants per Form 5500, Schedule H (2e, 2g)	$ 6,278,607	$ 3,158,281

8.   **Risks and Uncertainties**

The Plan invests in various investment options. These investment options are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

9.   **Subsequent Events**

The Plan's management has determined that no material events occurred subsequent to December 31, 2017 and through the date of the financial statement issuance, which require additional disclosure in the financial statements.

Supplemental Schedule

GSK Puerto Rico 401(k) Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2017

(a)	(b) Identity of Issuer, Borrower Lessor or Similar	(c) Description of Investments Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Date	(d) Cost	(e) Fair Value
*	GlaxoSmithKline plc ADS	Common stock	**	8,426,005
				8,426,005
	BlackRock T-Fund (Institutional share class)	Mutual fund	**	3,796,856
*	State Street Institutional Treasury Money Market Fund (Premier share class)	Mutual fund	**	164,807
				3,961,663
	Vanguard Retirement Savings Trust IV	Common collective trust	**	6,217,531
*	State Street S&P 500 Index Non-Lending Series Fund (Class A)	Common collective trust	**	14,988,794
*	State Street US Bond Index Non-Lending Series Fund (Class A)	Common collective trust	**	2,378,654
*	State Street International Index Non-Lending Series Fund (Class A)	Common collective trust	**	3,632,620
*	State Street US Total Market Index Non-Lending Series Fund (Class A)	Common collective trust	**	1,781,390
*	State Street US Extended Market Index Non-Lending Series Fund (Class C)	Common collective trust	**	5,631,648
	Vanguard Target Retirement Income Trust I	Common collective trust	**	1,205,472
	Vanguard Target Retirement 2015 Trust I	Common collective trust	**	494,865
	Vanguard Target Retirement 2020 Trust I	Common collective trust	**	2,143,841
	Vanguard Target Retirement 2025 Trust I	Common collective trust	**	1,938,714
	Vanguard Target Retirement 2030 Trust I	Common collective trust	**	2,493,656
	Vanguard Target Retirement 2035 Trust I	Common collective trust	**	1,686,645
	Vanguard Target Retirement 2040 Trust I	Common collective trust	**	1,543,959
	Vanguard Target Retirement 2045 Trust I	Common collective trust	**	1,440,772
	Vanguard Target Retirement 2050 Trust I	Common collective trust	**	156,651
	Vanguard Target Retirement 2055 Trust I	Common collective trust	**	169,895
	Vanguard Taget Retirement 2060 Trust I	Common collective trust	**	262,725
				48,167,832
		Total Investments		$ 60,555,500
	Participant loans (interest rate 4.25%-9.25%; maturity 2018-2022)	Participant loans	**	$ 116,012

* Denotes a party-in interest.

** Historical cost information is not required for participant directed investments.

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